SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada V6E 3C9

www.nothernorion.com

NEWS RELEASE

June 9, 2005

NNO – TSX

                                                                                                                                                                                                            NTO – Amex

NORTHERN ORION ANNOUNCES UPDATED AGUA RICA RESOURCE

 ESTIMATE AND GUIDANCE ON PROJECT ECONOMICS

Northern Orion Resources Inc. (“Northern Orion”) is pleased to announce that it has completed an updated resource estimate for its 100%-owned Agua Rica copper/gold/molybdenum project located in northwest Argentina and an interim financial outline of the project that is currently undergoing a feasibility study suitable for financing purposes (the “Feasibility Study”).  The Feasibility Study is based on the development of the Agua Rica project on a stand-alone basis.  Work on the project to date indicates that the development of Agua Rica is technically feasible and could be developed as a long life, low cost copper/gold/molybdenum mine with strong economics.

Based on the capital and operating cost assumptions outlined below, Agua Rica yields an NPV at an 8% discount rate of US$282 million at a copper price of US$1.00/lb, gold of US$400/oz and molybdenum of US$5.00/lb, producing copper at an anticipated cash cost of US$0.23 per pound, net of byproduct gold and molybdenum credits.

“We are very pleased with the ongoing development of the Agua Rica project and its robust economics in the current capital and operating cost environment and with conservative metal price assumptions,” commented David Cohen, President  & CEO of Northern Orion. “Our analysis to date confirms that Agua Rica remains one of the premier global copper/gold/moly projects under development as we move the project through its final feasibility. We continue to add highly qualified personnel to our development team led by Brian Montpellier.”

Feasibility Study Progress

Northern Orion has initiated a Feasibility Study with Hatch Associates Ltd. (“Hatch”) on the construction and operation of a stand-alone mine and processing facility at Agua Rica that is scheduled to be completed early in 2006.  Northern Orion has requested Hatch to provide a conceptual level update of the capital and operating costs for the project based on the 1997 Initial Feasibility Study undertaken by BHP to include changes in scope and project infrastructure requirements. The major changes in scope include:

•

Relocation of the process plant and tailings into a significantly drier area to the north-west of the mine site

•

A primary crushing station, tunnel and conveying system to handle waste rock and store it near the plant site.

Substantial fieldwork programs and studies are currently underway to support these changes, including drilling to confirm geotechnical, hydrogeological, water, environmental and metallurgical assumptions in the Feasibility Study. Delays in bringing suitable drills onto site for this work program have resulted in a two-month extension of the Feasibility Study, now scheduled to be completed in early 2006.

The Feasibility Study is presently based upon the development of an open pit mine on the Measured and Indicated resource delivering approximately 70,000 tonnes per day of ore at a strip ratio of 1.5 to 1.0.  At this operational tonnage, Agua Rica would have a mine life in excess of 30 years. The detailed mine development schedule is currently underway.  The following table outlines the anticipated production scenario for the initial 10 years and full life of mine:

			Years 1 to 10	Life of Mine
Ore Milled, Tonnes Per Day			66,478	67,334

Average Grade	Copper		0.71%	0.58%
	Gold		0.30 g/t	0.24 g/t
	Molybdenum		0.03%	0.04%

Annual Production	Copper	lbs, millions	327	270
	Gold	ozs	116,000	95,000
	Molybdenum	lbs, millions	10.8	12.2

The present plan is that mined ore and waste rock would be conveyed through a 7 km downhill tunnel to the plant site and waste would be disposed of in a waste rock storage facility in the vicinity of the plant. The envisaged process plant is a typical large tonnage concentrator. High grade copper and gold concentrate would be transported via a pipeline and train network to the Parana River for ongoing sea shipment to international smelters.

Economics

The updated preliminary pre-production capital cost (within +/-30% accuracy), including mine site development, mining equipment, process plant, tailings and waste disposal and infrastructure, is estimated at US$996 million as follows:

Direct costs

$ 680 million

Indirect costs

$ 179 million

20% contingency

$ 137 million

Total

$ 996 million

The updated preliminary operating cost is estimated at US$6.89 per tonne milled as follows:

Mining, milling, G&A

   $6.59

Shipping to export port

   $0.30

Total cash cost per tonne milled    $6.89

Northern Orion has calculated a preliminary, pre-tax, pre-royalties Net Present Value (“NPV”) at an 8% discount rate of US$282 million for the life of mine with metal price assumptions for copper US$1.00/lb, gold US$400/oz and molybdenum US$5.00/lb. Pre-production capital payback is estimated at 6.1 years based on the above assumptions. Sensitivity analysis indicates an increase in NPV of:

•

US$ 23 million for every US$0.01 increase in the copper price;

•

US$ 91 million for every US$1.00 increase in the molybdenum price; and

•

US$   9 million for every US$10 increase in the gold price.

Anticipated cash costs of US$0.23 per pound of copper, net of gold and molybdenum byproducts at the above price assumptions for the life of mine are in the lower quartile of cash operating costs. Cash costs decrease by US$0.003 per pound for every US$10 increase in the gold price and US$0.047 per pound for every US$1 increase in the molybdenum price.

Based on the assumptions outlined above, at current metal prices of copper US$1.55/lb, gold US$425/oz and molybdenum US$37.50/lb, Agua Rica would yield an NPV at an 8% discount rate of US$4.5 billion,

a pre-production capital payback of 1.9 years and an estimated cash cost of minus US$1.30 per pound of copper net of byproduct credits.

The Company cautions that the calculations and the projections outlined above are highly preliminary in nature and are based on information and assumptions that are subject to change as the Feasibility Study progresses.

Financing

Northern Orion has completed the selection of a syndicate of debt financing banks to work in parallel with the Feasibility Study in order to develop a project financing facility that includes commercial debt, export credit finance and multi lateral agencies. This syndicate will be announced in June 2005. With over US$140 million in cash and ongoing cash flow from Alumbrera, it is expected that Northern Orion will have the ability to finance the required equity internally.

Resource

An updated mineral resource estimate based on the full set of 176 drill holes was completed in March 2005 as part of the Feasibility Study by Giroux Consultants Ltd. and Hatch. This estimate differs from the earlier estimates in its geological interpretation of zone geometry and provides a more comprehensive set of geological and mineralogical parameters, complementing the previous data generated by BHP Minerals in 1999, and allows for more accurate grade interpolation constrained on revised variography. The updated resource accounts for the distribution and polymetallic nature of the deposit and has increased the Measured and Indicated resources, and significantly the Inferred tonnages previously released in 2003. Northern Orion has identified a Measured and Indicated resource of 1,457 billion tonnes at a 0.2% copper cutoff containing 14.1 billion pounds of copper, 8.9 million ounces of gold and 964 million pounds of molybdenum and a further 972 million tonnes of Inferred resource at the same cutoff containing 7.7 billion pounds of copper, 4.4 million ounces of gold and 771 million pounds of molybdenum.

The following tables outline the current resource breakdown and previously released 1999 BHP estimate:

                                              176 Hole Model (2005)

RESOURCE CATEGORY	Cutoff, %Cu	Mt	%Cu	%Mo	Au, g/t
Measured & Indicated	0.20	1,457	0.44	0.030	0.19
	0.40	671	0.62	0.035	0.26
	0.70	160	0.96	0.035	0.34
	1.00	48	1.31	0.035	0.38
Inferred	0.20	972	0.36	0.036	0.14
	0.40	331	0.50	0.052	0.16
	0.70	100	0.75	0.052	0.18
	1.00	26	1.00	0.029	0.24

This resource estimate was reported in March 2005 and titled “Independent Technical Report, 2005 Resource Estimates”.  The details of the key assumptions, parameters and methods used to determine the resource can be found in the report on www.sedar.com.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

                                              150 Hole Model (1999)

RESOURCE CATEGORY	Cutoff, %Cu	Mt	%Cu	%Mo	Au, g/t
Measured & Indicated	0.20	1,329	0.46	0.032	0.14
	0.40	678	0.64	0.037	0.24
	0.70	165	0.99	0.036	0.32
	1.00	60	1.31	0.040	0.35
Inferred	0.20	385	0.32	0.031	0.11
	0.40	72	0.49	0.044	0.15
	0.70	2.3	0.80	0.032	0.35
	1.00	0.25	1.10	0.018	0.60

All information contained in this press release that is of a technical and scientific nature has been prepared under the supervision of Mr. Callum Grant, P.Eng of Hatch and Mr. Alan Giroux, P.Eng of Giroux Consulting Ltd., each of whom is a Qualified Person as defined by National Instrument 43-101.

Teleconference call details

Northern Orion will host a telephone conference call on Thursday, June 9 at 9:00 a.m. Pacific Time (12:00 noon Eastern) to discuss the Agua Rica development.  The conference call may be accessed by dialing 1-800-478-9326 in Canada and the United States, or 1-416-695-5801 internationally.

The conference call will be archived for later playback until June 16, 2005 and can be accessed by dialing 1-800-408-3053 or 1-416-695-5800 and entering the pass code 3156319#.

“David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970

Email: info@northernorion.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to, those with respect to the price of molybdenum, gold, silver and copper, the timing and amount of estimated future production, the potential and/or projected cash flow generated from production, costs of production, reserve determination and reserve conversion rates, and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political instability in Argentina, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Northern Orion’s Renewal Annual Information form attached to Northern Orion’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Northern Orion disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

June 9, 2005

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer